UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11377

CINERGY CORP. UNION EMPLOYEES’

SAVINGS INCENTIVE PLAN

(Full title of the plan)

CINERGY CORP.
        (Name of issuer of the securities held pursuant to the plan)

139 East Fourth Street
Cincinnati, Ohio 45202
(Address of principal executive offices)

Cinergy Corp. Union Employees’

Savings Incentive Plan

Index to Financial Statements and Exhibits

                                                                                                    Page No.
(a)      Financial Statements

              Report of Independent Registered Public Accounting Firm                                   3

              Statements of Net Assets Available for Benefits
                 as of December 31, 2003 and 2002                                                       4

              Statements of Changes in Net Assets Available for Benefits
                 for the Years Ended December 31, 2003 and 2002                                         5

               Notes to Financial Statements                                                           6-13

              Supplemental Schedule:

                 Form 5500, Schedule H, Part IV, line 4i - Schedule of Assets  (Held at End of
                 Year) as of December 31, 2003                                                          14

              All other schedules required by Section 2520.103-10 of the Department of Labor's
               Rules and Regulations for Reporting and Disclosure under the Employee Retirement
               Income Security Act of 1974 have been omitted because they are not applicable.

(b)      Exhibits

              23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Cinergy Corp.:

We have audited the accompanying statements of net assets available for benefits of Cinergy Corp. Union Employees’ Savings Incentive Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 4, 2004

Cinergy Corp. Union Employees’ Savings Incentive Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

                                                                             December 31,
                                                                        2003           2002
                                                                        ----           ----
ASSETS:

  Investments, at fair value (See Notes 3 and 4)
       Plan interest in Cinergy Corp. Common Stock Master Trust      $161,056,399  $141,047,879
       Interest bearing cash                                           14,598,431    11,403,767
       Loans to participants                                           10,101,589     9,849,419
       Mutual funds                                                    72,839,512    57,212,227
                                                                       ----------    ----------
             Total investments                                        258,595,931   219,513,292

  Employer's contribution receivable                                      937,553     1,783,600
                                                                          -------     ---------

     Net assets available for benefits                               $259,533,484  $221,296,892
                                                                     ============  ============

        The accompanying notes and schedule are an integral part of these statements.

Cinergy Corp. Union Employees’ Savings Incentive Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

                                                                   December 31,
                                                                   ------------
                                                             2003              2002
                                                             ----              ----
ADDITIONS:
  Additions to net assets attributed to:
     Investment income (loss):
        Plan interest in Cinergy Corp. Common Stock
           Master Trust (See Note 4)                      $ 29,799,140     $  8,027,661

        Net appreciation (depreciation) in fair value
           of investments (See Note 4)                      13,464,419      (19,122,150)
        Interest and dividends                               2,151,353        9,457,450
                                                             ---------        ---------
           Net investment income (loss)                     45,414,912       (1,637,039)

     Contributions:
        Participant                                          8,937,254       10,086,754
        Employer                                             5,041,182        4,853,032
        Rollover                                               152,379          188,993
                                                               -------          -------
                                                            14,130,815       15,128,779
                                                            ----------       ----------
           Total additions                                  59,545,727       13,491,740

DEDUCTIONS:
  Deductions from net assets attributed to:
     Benefits paid to participants                         (19,351,005)     (16,177,546)
      Administrative fees                                      (35,017)          (6,367)
      Dividends paid in cash                                  (390,161)
      Deemed distributions of loans to participants            (82,824)
                                                               -------          -------
           Total deductions                                (19,859,007)     (16,183,913)

Net increase (decrease) prior to transfers                  39,686,720       (2,692,173)
Interplan transfers (See Note 2)                            (1,450,128)      (1,267,318)
                                                            ----------       ----------
                                                            38,236,592       (3,959,491)
Net assets available for benefits:
Beginning of year                                          221,296,892      225,256,383
                                                           -----------      -----------
End of year                                               $259,533,484     $221,296,892
                                                          ============     ============

        The accompanying notes and schedule are an integral part of these statements.

Cinergy Corp. Union Employees’

Savings Incentive Plan

Notes to Financial Statements

December 31, 2003 and 2002

(1)     Plan Description-

The following description of the Cinergy Corp. Union Employees’ Savings Incentive Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)

General — The Plan is a defined contribution plan covering union employees of Cinergy Corp. and subsidiaries (collectively, the Company) who are represented by the following collective bargaining organizations:

• The Utility Workers Union, Local 600
• The International Brotherhood of Electrical Workers, Local 1347
• The United Steelworkers of America, Local 12049 and Local 14214
• The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1
• The Employees’ Representation Association
• Unite, Local 2024
• Unite, Local 1093

The Plan is administered by the Cinergy Benefits Committee and trusteed by the Fidelity Management Trust Company (Fidelity) and the U.S. Trust Company of California N.A. (US Trust). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The administrative expenses of the Plan are paid by the Company.

(b)

Contributions — The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the plan on the employee’s behalf will be invested in one or more funds selected in accordance with procedures established by the plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper, must be contacted by the employee to change the deferral rate to 0%.

Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the IRS maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual compensation. Pre-tax and after-tax contributions are subject to certain limitations. The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Master Trust. Prior to 2003, participants could contribute up to 15% of annual pre-tax compensation, as defined in the Plan document. They could also make after-tax contributions, when combined with pre-tax contributions, could not exceed 15% of base pay.

The Company matches 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. An additional incentive match will be a maximum of 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match. Prior to 2003, the Company match was 60% of the first 5% of base pay. The incentive match was up to 40% of the first 5% of base pay that a participant contributed. For those employees that did not contribute to the Plan, the incentive match was based upon assuming the employee contributed 1% of base pay. All employer contributions are invested by the trustee in the Cinergy Common Stock Master Trust. The employer contributions must remain in the Cinergy Common Stock Master Trust until the participant reaches age 50 and are shown in Note 3 as “Non-participant Directed” funds until the participant elects to transfer the funds to another investment option.

Effective January 1, 2003, the Deferred Profit Sharing program is available to eligible employees. The Company, at its discretion can make a profit sharing contribution to the Plan for the plan year in an amount determined by the Company. In 2003, the amount of the Deferred Profit Sharing contribution was $205,546.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2003 and 2002, the IRS allowed participants over the age of 50 to contribute up to an additional $2,000 and $1,000 over and above the $12,000 and $11,000 pre-tax limit, respectively. Cinergy will not provide a base company match or incentive match on these additional contributions.

(c)

Vesting — Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Cinergy common stock on Deferred Profit Sharing Contributions are vested immediately.

(d)

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings. Allocations are based on the participant’s account balance or contribution percentage as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

(e)

Payment of Benefits — Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $5,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $5,000. Active participants are also eligible to apply to the Plan administrator for “hardship” withdrawals from their pre-tax account in accordance with Plan provisions.

(f)

Participant Loans — Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant’s account. Loans are to be repaid within 54 months through regular payroll deductions.

(2)     Significant Accounting Policies-

(a)	Basis of Accounting — The accompanying financial statements of the Plan are prepared on an accrual basis.

(b)

Investment Valuation and Income Recognition — Investments are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices, which represent the net asset value of shares held by the Plan at year-end. Company common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan and The Cinergy Corp. Non-Union Employees’ 401(k) Plan and Cinergy Corp. Union Employees’ 401(k) Plan occur as a result of changes in employee status between the union classification and the exempt and non-exempt classifications. Such transfers are reflected as interplan transfers on the statement of changes in net assets available for benefits.

(c)

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d)	Payment of Benefits — Benefit payments are recorded when paid.

(e)	Reclassification—Certain 2002 amounts have been reclassified to conform to current year presentation.

(3) Non-participant Directed Net Assets-

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed balances is as follows:

                                                              December 31,
                                                        2003             2002
                                                        ----             ----
Net assets:
  Cinergy Common Stock Master Trust                 $78,193,821       $65,564,503
                                                    ===========       ===========

                                                     Year Ended          Year Ended
                                                 December 31, 2003    December 31, 2002
                                                 -----------------    -----------------
Changes in net assets:
  Contributions                                      $5,041,182        $4,853,032
  Dividends                                           3,562,847         3,311,627
  Net appreciation                                   10,273,113           560,560
  Benefits paid to participants                      (2,803,396)       (2,289,022)
  Transfers to participant directed investments      (2,801,911)       (3,541,612)
  Interplan transfers                                 (642,517)         (556,958)
                                                      --------          --------
                                                    $12,629,318        $2,337,627
                                                    ===========        ==========

(4) Investments-

In December 2002, the Plan became a participant in the Cinergy Corp. Common Stock Master Trust, which was established by the Company for certain of the Plans’ sponsor’s defined contribution 401(k) plans. Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trust described above:

•The Cinergy Corp. Union Employees’ 401(k) Plan, which covers union employees of Cinergy Corp.‘s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.
•The Cinergy Corp. Non-Union Employees’ 401(k) Plan, which covers non-union employees’ of Cinergy Corp. and subsidiaries who meet minimum age requirements.

The Plan has an undivided interest in the Master Trust. Fidelity Management Trust Company, in the name of U.S. Trust as Trustee, holds the Plan interest in Cinergy Corp. Common Stock Master Trust. A summary of the net assets of the Master Trust as of December 31, 2003 and 2002 is as follows:

                                                 2003                2002
                                                 ----                ----
 Cash and cash equivalents                   $  3,190,592       $  3,128,910
 Cinergy Corp. common stock                   391,632,070        335,353,736
                                              -----------        -----------
          Total investments                   394,822,662        338,482,646
 Receivables:
      Accrued interest                              2,781              2,981
      Securities sold                             397,873            511,110
                                                  -------            -------
          Total assets                        395,223,316        338,996,737
 Liabilities - Securities purchased              (412,038)           (89,244)
                                                 --------            -------

 Net assets of Cinergy Corp. Common
      Stock Master Trust                     $394,811,278       $338,907,493
                                             ============       ============

Allocation of the net assets of the Master Trust to participating plans as of December 31, 2003 and 2002 is as follows:

                                         2003                              2002
                                         ----                              ----
                                 Amount       Percent             Amount        Percent
 Cinergy Corp. Union
   Employees' 401(k) Plan   $  51,000,219        13%         $  41,846,143        12%
 Cinergy Corp. Non-Union
   Employees' 401(k) Plan     182,754,660        46%           156,013,471        46%
 Cinergy Corp. Union
   Employees' Savings
   Incentive Plan             161,056,399        41%           141,047,879        42%
                              -----------                      -----------
                             $394,811,278                     $338,907,493
                             ============                     ============

A summary of income of the Cinergy Corp. Common Stock Master Trust as of December 31, 2003 and 2002 is as follows:

                                                 2003            2002
                                                 ----            ----

 Cinergy Corp. Common Stock Master Trust:
     Interest and dividends                  $18,512,632      $10,736,654
     Net appreciation in fair
         value of investments                 54,042,291       11,256,385

 Net Trust investment income                 $72,554,923      $21,993,039

Allocations of income in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31, 2003 and 2002 are as follows:

                                         2003                     2002
                                         ----                     ----
                                   Amount    Percent        Amount    Percent
Cinergy Corp. Union
  Employees' 401(k) Plan      $ 9,159,616       13%      $ 2,738,748    12%
Cinergy Corp. Non-Union
  Employees' 401(k) Plan       33,596,167       46%       11,226,630    51%
Cinergy Corp. Union
  Employees' Savings
  Incentive Plan               29,799,140       41%        8,027,661    37%
                               ----------                  ---------
                              $72,554,923                $21,993,039
                              ===========                ===========

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002 are as follows:

                                                  2003            2002
                                                  ----            ----
Plan interest in Cinergy Corp. Common
     Stock Master Trust                      $161,056,399    $141,047,879
Fidelity Retirement Money Market Fund          14,598,431      11,403,767
Fidelity Magellan Fund                         19,400,078      16,825,197
Fidelity Equity-Income Fund                    18,968,531      15,180,400

(5) Federal Income Tax Status-

The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

(6)     Plan Termination-

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)     Related Party Transactions-

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all of the Plan’s investments, except The Cinergy Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. US Trust is the Trustee of the Plan’s interest in the Cinergy Corp. Common Stock Master Trust, which holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(8) Investment Risk-

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

(9) Plan Changes-

        Effective January 1, 2002, the Plan was amended and restated for the following provisions:

•To allow the portion of the Plan that is held at any one time in the Cinergy Common Stock Fund to be designated as an Employee Stock Ownership Plan within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in Cinergy Corp. stock and is intended to qualify under Section 401(a) of the IRC as a stock bonus plan.

•In addition, the portion of the Plan that at any one time is not held in the Cinergy Common Stock Fund is a profit sharing plan for purposes of Section 401(a)(27)(B) of the IRC that is intended to qualify under Section 401(a). This profit sharing plan includes a cash or deferred arrangement intended to qualify under Section 401(k) of the IRC.

•To modify the definition of a change in control of the Company. This amendment conforms the plan document to a standard definition of what constitutes a change in control by reducing the concentration of voting power held by any one person or group from more than 50% to more than 20%. Also, this amendment clarifies the sources available to the Company for contributing the employer match to the Cinergy Common Stock Fund (i.e. authorized and/or unissued shares of common stock, treasury stock, etc.). Finally, this amendment provides that payroll deductions that are used to repay a participant loan may only be stopped under an order from a Federal Bankruptcy Court.

•To reflect certain changes requested by the Internal Revenue Service. The amendment added that compensation shall include any elective amounts that are not includable in gross income. Also, employment commencement date means the first on which an employee first performs an hour of service and effective for limitation years beginning on or after January 1, 1995 is amended to read $30,000 and $40,000 on or after January 1, 2002. Finally, a new subsection was added for ESOP valuation.

Effective January 1, 2003, the Plan was restated to amend certain Plan provisions. The pre-tax contribution limit was increased to 50% of base pay up to the IRS maximum each year. The new company match after January 1, 2003 will be 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. The incentive match will be a maximum of an additional 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match.

        Additionally, effective January 1, 2003, the Plan was amended and restated for the following provisions:

•Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2003, the IRS allows participants over the age of 50 to contribute up to an additional $2,000 over and above the $12,000 pre-tax limit. Cinergy will not provide a base company match or incentive match on these additional contributions.

•The suspension of contributions due to a participant taking a hardship withdrawal will be reduced from 12 months to 6 months.

•Participants will be provided with the flexibility in receiving Cinergy common stock dividends. Participants (active employees, employees on a leave of absence or long term disability, retirees or former employees) who have an account balance in the Plan, have an annual opportunity to decide if they want dividends as income (cash) or if they want them reinvested in the Cinergy Stock Fund. In 2003, the amount of Cinergy common stock dividends paid out in cash by the Plan to participants was $390,161.

•The Company is allowed, at its discretion, to make either a balanced profit sharing contribution or investor profit sharing contribution to the plan for the plan year in an amount determined by the Company. Any Balanced or Investor Profit Sharing Contributions made by the Company for a Plan Year shall be allocated among Balanced and Investor program employees who are employed as a program employee on the last day of the plan year. The allocable share of each such program employee shall be in the ratio which the Profit Sharing Earnings bears to the aggregate of such Profit Sharing Earnings for all such program employees. (See plan for additional details)

Cinergy Corp. Union Employees’

Savings Incentive Plan

EIN: 31-1385023

Plan Number: 002

Schedule H, Part IV, line 4i — Schedule of Assets Held (at End of Year)

As of December 31, 2003

       Identity of Issuer, Borrower,    Description of Investment, Including Maturity Date,
         Lessor, or Similar Party     Rate of Interest, Collateral, and Par or Maturity Value    Current Value
         ------------------------     -------------------------------------------------------    -------------
*   Fidelity Investments              Magellan Fund                                               $ 19,400,078
*   Fidelity Investments              Equity-Income Fund                                            18,968,531
*   Fidelity Investments              U.S. Bond Index Fund                                           6,263,493
*   Fidelity Investments              Diversified International Stock Fund                           3,571,164
*   Fidelity Investments              Low-Priced Stock Fund                                          6,747,978
*   Fidelity Investments              Freedom Income Fund                                              563,551
*   Fidelity Investments              Freedom 2000 Fund                                                537,805
*   Fidelity Investments              Freedom 2010 Fund                                              2,020,148
*   Fidelity Investments              Freedom 2020 Fund                                              1,746,613
*   Fidelity Investments              Freedom 2030 Fund                                              1,188,212
*   Fidelity Investments              Freedom 2040 Fund                                                356,536
*   Fidelity Investments              Blue Chip Fund                                                 4,858,786
*   Fidelity Investments              Spartan U.S. Equity Index Fund                                 1,986,045
    Franklin Investments              Small Mid-Cap Growth Fund                                      4,630,572
                                                                                                  ------------
                                                         Total investments in mutual funds        $ 72,839,512
                                                                                                  ------------

*   Fidelity Investments              Retirement Money Market Fund                                $ 14,598,431
*   Various Plan Participants         Participant Loans (interest rates ranging from 5.00%
                                      to 10.50% and maturities through July 5, 2008)              $ 10,101,589

*   Denotes a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINERGY CORP. UNION EMPLOYEES’

SAVINGS INCENTIVE PLAN

By /s/ Darlene Glesenkamp

Plan Administrator

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-72902 of Cinergy Corp. on Form S-8 of our report dated June 4, 2004, relating to the financial statements of the Cinergy Corp. Union Employees’ Savings Incentive Plan as of and for the years ended December 31, 2003 and 2002 appearing in this Annual Report on Form 11-K of the Cinergy Corp. Union Employees’ Savings Incentive Plan for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP

Cincinnati, Ohio
June 24, 2004